Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

December 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street N.E. Washington, D.C. 20549

Attention:	Amanda Kim Stephen Krikorian

Re:	Newsmax Inc.
Draft Offering Statement on Form 1-A
Submitted September 4, 2024
CIK No. 0002026478

Dear Messrs. Kim and Krikorian:

This letter sets forth the response of Newsmax Inc. (the “Company”) to the comment letter, dated October 4, 2024, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Circular on Form 1-A (the “Form 1-A”), confidentially submitted on September 4, 2024. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently with this correspondence, the Company is confidentially submitting Amendment No. 1 to its Form 1-A (the “Amended Form 1-A”). When indicated, the responses described below are contained in the Amended Form 1-A. References to page numbers in this letter refer to the pagination of the Amended Form 1-A. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Form 1-A.

Draft Offering Statement of Form 1-A

The Offering, page 7

1.	Information provided throughout the offering statement assumes that you will receive the full amount of the offering. Please revise throughout the offering statement, as applicable, to show the impact of receiving proceeds at varying levels, e.g., 25%, 50%, 75% and 100% of the shares being sold. For example, changes should be made to offering summary and Use of Proceeds.

RESPONSE:	The Company acknowledges the Staff’s comment and has revised the Amended Form 1-A to reflect the impact of receiving proceeds at varying levels, including in the sections entitled “Offering Summary” on page 7 and “Use of Proceeds” on page 38.

Business, page 42

2.	We note your disclosure on page 25 that in 2023, you entered into a settlement agreement with a commercial counterparty for $41.3 million and as of September 3, 2024, you have a total of $38.2 million remaining to be paid over time. Please explain why you have not included a discussion of this settlement agreement under legal proceedings. Clarify whether any of the proceeds of the offering will be used to pay any portion of the settlement agreement. Additionally, please file the settlement agreement as an exhibit. Please refer to Item 17 of Part III of Form 1-A.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that disclosure of this arrangement under the legal proceedings section is not required due to the fact that the matter related to potential litigation that the counterparty (also a customer) threatened against Newsmax, rather than any litigation that was filed or commenced against Newsmax, which the parties agreed to settle prior to the commencement of any litigation. Notwithstanding the foregoing, a description of this matter, including whether any of the proceeds of the offering will be used to pay any portion of the settlement agreement, has been included in the section entitled “Risk Factors - Newsmax Media and the other Subsidiaries may be, and in the past have been, subject to unfavorable litigation that could require it to pay significant amounts, lead to onerous operating procedures or have a material adverse effect on the Company’s financial position, results of operations and cash flows.”.

In addition, the Company respectfully submits that, inasmuch as the settlement agreement related to a potential dispute relating to an agreement with a commercial counterparty (also a customer) that was made in the ordinary course of the Company’s business, the settlement agreement should not be required to be filed as an exhibit to the Amended Form 1-A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

3.	On page 58, the disclosure indicates the General and administrative expense for the year ended December 31, 2023, and the year ended December 31, 2022, was $73,822,688 and $75,848,360, respectively. On pages 9 and F-4, you disclose that the general and administrative expenses for the year ended December 31, 2023, and December 31, 2022, is $100,915,301 and $78,409,190, respectively. Please advise.

RESPONSE:	We acknowledge the Staff’s comment and have corrected these amounts on page 58 of the Amended Form 1-A.

Advertising Revenue, page 54

4.	You disclose that advertising revenue is only the service fee or commission associated with the respective advertising when the Company is acting as an agent. Please tell us how you determine whether you are the principal or agent in your advertising arrangements. Refer to ASC 606-10-55-36 through 55-40 and 50-12(c). In addition, tell us what consideration was given to disaggregate revenue by timing of transfer of goods or services (e.g. point in time, over time) or sales channels (e.g. gross versus net). Refer to ASC 606-10-55-90 and 55-91.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the language on page 54 of the Amended Form 1-A to clarify language around the Company’s advertising revenue. The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in a transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

When the customer is a direct advertiser, the Company records revenue from contracts that are entered into directly between the Company and direct advertisers at the amount charged to the direct advertiser for the services. When the customer is an advertising agency, the Company records revenue from contracts with advertising agencies at the amount charged to the advertising agency for the services. The Company has determined that the advertising agencies are the Company’s customers. The Company is considered the principal in both of these transactions as it exercises control over the advertising services provided to both direct advertisers and advertising agencies prior to delivery to the end customer. By setting the pricing independently and assuming primary responsibility for fulfilling the contractual obligations, the Company assumes the risks and rewards associated with the service performance. As a result, the Company is not acting as an agent, as it is not merely facilitating the provision of services on behalf of another party but is instead the primary obligor in the arrangement. The Company doesn’t have any material revenue streams where it is acting as an agent and therefore substantially all revenue is recognized as the principal. For clarity, we have updated the language throughout the document to remove references to the immaterial revenue streams in which the Company is an agent.

The Company acknowledges the Staff’s Comment regarding disaggregation of revenue by timing of transfer of goods or services or by sales channels in accordance with ASC 606-10-55-91 (f) and (g). The Company considered the level of information and categories that would provide clear and meaningful information to a financial statement user and the guidance in ASC 606-10-55-90 and 55-91. We determined that it was appropriate to disaggregate revenue first by type of good or service (products and services) and then to further disaggregate each type of good or service into its revenue components. For example, Services are further disaggregated into Advertising Revenue, Affiliate Fee Revenue, Subscription Revenue, and Other. Products are further disaggregated into Supplement Sales, Books, Media, and Other Product Sales, and Product Returns and Allowances. In accordance with ASC 606-10-55-90, the Company has determined that disaggregating revenue by type of good or service is the most meaningful categorization based on how revenue information is presented for other purposes. Specifically, the Company disaggregates revenue by type of good or service in its current investor presentations, which provides investors with better insights into growth metrics and trends, aligning with their focus on product-level performance rather than the timing of revenue recognition. Additionally, the Chief Operating Decision Maker (CODM) evaluates performance and makes strategic decisions based on the type of product or service rather than the timing of revenue recognition. This categorization reflects the operational priorities that drive decision-making, ensuring that the presentation of revenue aligns with both internal and external reporting practices in a manner consistent with the guidance in ASC 606-10-55-90.

5.	We note that you recognize some advertising revenue over-time using the output method. Please disclose the method applied to measure progress. Also, explain why the method used provides a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised and added to the language on page 54 of the Amended Form 1-A to include disclosure that recognition is based on time elapsed and an explanation regarding why that measure of progress provides a faithful depiction of the transfer of services. The Company believes that the passage of time is the measure that best depicts the Company’s performance toward satisfying its performance obligation as the customer simultaneously consumes the services as they are delivered.

Non-GAAP Financial Measures, page 63

6.	Please remove the reconciliation that begins with Revenue and ends in Adjusted EBITDA as the presentation resembles a full income statement that gives undue prominence to the non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(c) of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and has removed the requested disclosure from the Amended Form 1-A.

The Company has also moved the discussion of non-GAAP financial measures so that it appears directly beneath the discussion of Segment Adjusted EBITDA on page 63.

7.	Your reconciliation of adjusted EBITDA removes the impact of Other Corporate Matters and Other, net. Please tell us how you determined these expenses were not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that management has determined that the expenses recorded as other, net and other corporate matters are not normal, recurring cash operating expenses of the Company.  Other corporate matters represent certain litigation expenses, and related fees, for specific proceedings that the Company has determined are unusual and infrequent in terms of their magnitude. Other, net consists of payroll severance costs, tax credits associated with the CARES act, and immaterial income that the Company has determined arise outside of the ordinary course of business.

Certain Relationships and Related Party Transactions, page 76

8.	We note your disclosure that all amounts listed in the Summary of Compensation Table for Mr. Ruddy include a portion of compensation and expense reimbursement paid/provided to Crown Reserve LLC, an entity wholly owned by Mr. Ruddy, through which Mr. Ruddy provided certain services, including director services. Please disclose Mr. Ruddy’s role with Crown Reserve LLC and the business in which that Crown Reserve LLC is engaged. Please provide appropriate disclosure in the Management and related party sections of the offering statement.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 to delete the words “through which Mr. Ruddy provided certain services to us, including director services.” All services provided by Mr. Ruddy to the Company have been provided by him personally, and any payments to Mr. Ruddy’s wholly owned entity have been to made as an administrative convenience to Mr. Ruddy. Crown Reserve LLC is not engaged in a business, has not provided any services to the Company, and it is not anticipated that it will provide any services in the future. Therefore we have not included disclosure regarding Crown Reserve LLC in the Management or related party sections of the Amended Form 1-A.

Plan of Distribution, page 85

9.	We note your disclosure that “[i]n order to meet one of the requirements for listing its Class B Common Stock on the NYSE, Digital Offering and other soliciting dealers intend to sell lots of 100 or more shares to a minimum of 400 beneficial holders.” Given that Digital Offering is not required to sell any specific number or dollar amount of Shares in this Offering before a closing occurs, discuss the uncertainties regarding your application to list on the New York Stock Exchange. Clarify whether you need to complete this offering to meet the initial listing requirements of NYSE. If so, explain your disclosure that you will not “complete the registration” if the Shares are not approved for listing on NYSE.

RESPONSE:

As discussed in the section of the Amended Form 1-A titled “Summary – Private Placement,” as of December 6, 2024, in our ongoing Regulation D private placement, we have sold 21,855 shares of our Series B Preferred for net proceeds to us of $99,421,426. Upon the closing of our regulation A offering, these Series B Preferred Stock shares will convert, on a post-forward split basis into [*] shares of our Class B Common Stock.  As a result of this private placement, we believe that, on an as converted, forward split basis, and assuming at least a $4.00 minimum Offering price, we meet the qualitative listing requirements of the NYSE, including the 400 round lot requirement.  Because of this, we have removed the sentence relating to the 400 beneficial holders requirement referenced in your comment.  We have added a sentence indicating that we believe we have already met the NYSE initial listing requirements without selling any particular amount in the Offering although we have retained the qualification language indicating that the approval of our NYSE listing application cannot be guaranteed. We have also clarified the disclosure to indicate that if the NYSE application is not approved, the “Offering,” rather that the “registration,” will not be completed.

Note 1. Nature of Business and Significant Accounting Policies

Other Assets, page F-14

10.	You disclose that during 2023, you capitalized upfront costs associated with a business agreement with a commercial counterparty amounting to $41.25 million and recognized an impairment of $23.9 million. Please describe the nature and terms of this agreement. Explain why the payment is being amortized as a contra revenue item. In this regard, please tell us and disclose how you are accounting for this payment. Clarify whether the counterparty is a customer and you are applying ASC 606-10-32-25. Cite the accounting literature that supports your accounting conclusion. In addition, please disclose the facts and circumstances leading to the impairment. Tell us your consideration of charging the impairment as a reduction of revenue like your presentation of the amortization amount.

RESPONSE:

The Company acknowledges the Staff’s comment and has updated the Note 3 disclosure on page F-14 of the Amended Form 1-A to include a description of the accounting for the payment as well as the facts and circumstances leading to the impairment.

In 2023, a counterparty to a commercial agreement with (and also a customer of) Newsmax asserted various legal contractual and non-contractual claims against Newsmax, including breach of contract claims and claims that Newsmax violated certain federal and state laws. This counterparty threatened litigation against Newsmax. As a result, Newsmax and the counterparty entered into a separate settlement agreement to resolve these claims in order for Newsmax to continue providing services to the counterparty under an amended commercial agreement. The settlement and commercial agreements were signed on the same date by the same individuals.

The counterparty is the Company’s customer in this arrangement. Further, the settlement agreement and the amended commercial agreement were combined for accounting purposes under ASC 606-10-25-9. This is because they were negotiated as a package with a single commercial objective, i.e., the resolution of the dispute between the parties so that the Company could continue providing services under paragraph 25-9(a). In addition, the amount of the payments under both agreements are interdependent. That is, the timing of the settlement payments due to the counterparty is based upon the payments received from the counterparty for the services provided by the Company, as contemplated in paragraph 25-9(b).

The Company applied the guidance in ASC 606-10-32-25 which requires an entity to account for consideration payable to a customer as a reduction of the transaction price when the payment is not in exchange for a distinct good or service as defined in ASC 606-10-32-26. In this context, we note the counterparty is not providing any material goods or services to the Company.

In determining the appropriate accounting for the settlement payment obligation, the Company noted the $41.25 million payment obligation is a fixed amount (although the timing of payments may vary), which represents an asset because it contractually entitles the Company to provide services to the counterparty in exchange for consideration.

Next, the Company considered the discussion held during the eighth meeting of the Transition Resource Group for Revenue Recognition (TRG) on November 7, 2016. The meeting discussed the timing of recording the reduction in revenue for a payment, as quoted below:

24. The TRG memo describes two views about the timing of when the reduction in revenue for a payment should be recorded.

(a) View A: Payments to customers should be recognized as a reduction of revenue as the related goods or services (that is, the expected total purchases resulting from the upfront payment) are transferred to the customer. The payment might be recorded in the income statement over a period that is longer than the current legally enforceable contract. Identification of the related goods or services will require judgment on the basis of the facts and circumstances. The asset would be periodically assessed for recoverability.

(b) View B: Payments to customers should be recognized as a reduction of revenue from the existing contract (that is, existing enforceable rights and obligations). If no revenue contract exists, then the entire payment would be immediately recognized in the income statement.

Based on the facts and circumstances of the arrangement, the Company determined that the accounting approach in View A was appropriate because it accurately reflects the pattern of the transfer under the revenue contract and one expected renewal that extends through June 2029. In accordance with that view, the Company recognized an asset in the amount of the payment obligation and began amortizing it as a contra-revenue item.

The asset is periodically assessed for recoverability as outlined under View A. The settlement agreement provides for payments to the counterparty through the end of the renewal term, which is June 2029. Therefore, it is probable the Company will execute its option to renew from January 2028 through June 2029 to continue earning consideration from the counterparty, which is used to fund payments to the counterparty. Due to uncertainties related to future customer demand and programmer fees in the market, the Company concluded renewals beyond June 2029 were unlikely. These assumptions resulted in the impairment charge of $23.9 million.

The Company has updated the disclosure on page F-14 of the Amended Form 1-A to include additional description of the facts and circumstances leading to the impairment.

The Company considered charging the impairment as a reduction to revenue consistent with the way the Company amortizes the upfront payment asset as a reduction to revenue. However, recording the impairment as a reduction to revenue would have resulted in recording negative revenue associated with the counterparty (customer) on a cumulative basis. Given the absence of any on-point guidance in ASC 606, the Company determined that negative revenue was not the appropriate presentation and recognized the impairment in other expenses instead, which is consistent with the guidance formerly provided in EITF 01-9.

Note 12. Legal

Defamation and Disparagement Claims, page F-23

11.	You disclose that in 2023, you entered into a settlement agreement with a commercial counterparty for $41.3 million and have $39.4 million remaining to be paid over time pursuant to the payment schedule. Please tell us how you are accounting for this settlement agreement and cite the literature that supports your accounting.

RESPONSE:	The Company acknowledges the Staff’s comment and refers the Staff to its response to the Staff’s Comment 10.

* * *

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward Welch, Esq.

Edward Welch, Esq.